EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-225174) on Form F-10/A of The Descartes Systems Group Inc. of our report dated March 6, 2019 on the consolidated financial statements of The Descartes Systems Group Inc., which comprise the consolidated balance sheets as of January 31, 2019 and January 31, 2018, the related statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2019, and the related notes and our report dated March 6, 2019 on the effectiveness of internal control over financial reporting as of January 31, 2019, which reports appear in the 2019 Annual Report of The Descartes Systems Group Inc., incorporated by reference in this annual report on Form 40-F, for the fiscal year ended January 31, 2019, and further consent to the use of such reports in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
April 22, 2019